UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 13 October 2009

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Issued by Harmony Gold Mining Company Limited

13 October 2009

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations

on +27(0)82 888 1242

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
NASDAQ: HMY
ISIN No.: ZAE000015228

Fatality at Harmony's Bambanani mine

Johannesburg. Monday, **13 October 2009.** Harmony Gold Mining Company Limited (Harmony) regretfully announces one of its employees at its Bambanani mine was fatally injured as a result of a localised fall of ground gravity incident.

Harmony's Chief Executive Officer, Graham Briggs says, "We express our sincere condolences to the family of the deceased. Harmony has placed significant emphasis on safety and Bambanani has had an excellent safety record prior to this unfortunate incident. We will continue with our effective behavior-based safety programmes at all our operations, to ensure that a culture and mindset of safety is maintained throughout the company. "

ends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 13, 2009

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Interim Financial Director